                           Filed by Davel Communications, Inc. (OTCBB:  DAVL.OB)
                                   Subject Company -- Davel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  And Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                 Commission File No.:  000-25207


DAVEL COMMUNICATIONS, INC.
10120 WINDHORST ROAD
TAMPA, FL  33619
(OTCBB: DAVL.OB)

--------------------------------------------------------------------------------

AT THE COMPANY                                       AT FRB|Weber Shandwick
--------------                                       ----------------------
Marc S. Bendesky             Bruce W. Renard         Marilynn Meek
Chief Financial Officer      President               (212) 445-8400
(813) 628-8000               (813) 628-8000

FOR IMMEDIATE RELEASE
---------------------
May 15, 2002

            DAVEL COMMUNICATIONS, INC. REPORTS FIRST QUARTER RESULTS
            --------------------------------------------------------

TAMPA, FL - MAY 15, 2002 -- Davel Communications, Inc. (OTCBB: DAVL.OB), the nation's largest independent provider of public pay telephone services, today announced results for the first quarter ended March 31, 2002. The Company reported a net loss of $7.8 million, or $0.70 per share, basic and diluted, which is a reduction of $4.8 million or 37.9% from the net loss of $12.6 million, or $1.13 per share, basic and diluted, for the first quarter of 2001.

Total revenue for the first quarter ended March 31, 2002 decreased 25.7% to $17.3 million, compared to $23.2 million for the prior year's first quarter. The decrease is a result of the Company's removal of unprofitable phones and lower call volumes due to increased competition from wireless services. Coin call revenue decreased 21.5% to $12.2 million from $15.5 million for the first quarter of 2001. Non-coin call revenue declined 34.2% to $5.1 million from $7.7 million for the year earlier quarter. Impacting both coin call and non-coin call revenue was a decrease in the number of installed phones as the Company continued implementation of its strategy to remove unprofitable phones. The number of average payphones per month declined to approximately 54,000 for the quarter ended March 31, 2002, from approximately 66,000 for the quarter ended March 31, 2001.

The Company's direct costs, consisting primarily of telephone charges, commissions, service, maintenance and network costs declined 37.3% to $12.8 million for the first quarter of 2002, compared to $20.4 million for the year earlier quarter. The decrease was primarily the result of the unprofitable phone removal program, net credits of $1.9 million related to the resolution of disputes over line charges, the ability of management to re-negotiate location contracts with lower commission rates and cost savings in field operations. Selling, general and administrative costs declined slightly to $2.8 million in 2002, from $3.1 million for the first quarter of 2001, both as a result of a reduction in salaries and salary related expenses, and from a reduction in professional fees.


                                     -MORE-

RECENT DEVELOPMENTS

On May 9, 2002, Davel Communications and PhoneTel Technologies announced that Davel filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which includes a joint proxy/prospectus of Davel and PhoneTel. Davel and PhoneTel had previously announced the execution of a merger agreement and related agreements under which (1) indebtedness of Davel in an aggregate amount of approximately $218.8 million (plus interest accrued after June 30, 2002) will be exchanged for 380,612,730 shares of Davel common stock;
(2) indebtedness of PhoneTel in an aggregate amount of approximately $33.2 million (plus interest accrued after June 30, 2002) will be exchanged for 112,246,511 shares of PhoneTel common stock; (3) a wholly owned subsidiary of Davel will merge with and into PhoneTel, with each share of PhoneTel common stock (including the shares issued in exchange for the PhoneTel indebtedness) being converted into the right to receive 1.8233 shares of Davel common stock; and (4) PhoneTel would survive as a wholly owned subsidiary of Davel after the merger. The registration statement filed with the SEC seeks to register the 223,238,000 Davel shares being delivered to PhoneTel stockholders in the merger.

At the same time, the Company announced that Cleveland, Ohio has been selected as Davel's corporate headquarters, following the merger. The companies also announced the composition of the proposed Board of Directors for the combined entity. The proposed slate includes Bruce W. Renard, current President of Davel, who will serve in a Board and consulting capacity post-merger, and John D. Chichester, Chief Executive Officer and President of PhoneTel, who is designated to serve in those same capacities for the consolidated Company post-merger. In addition, Andrew C. Barrett, former commissioner with the Federal Communications Commission and the Illinois Commerce Commission and current managing director of the Barrett Group; James N. Chapman, an independent capital markets and strategic planning consultant for private and public companies; and Kevin P. Genda, a managing director of Cerberus Capital Management, L.P. and senior vice president-chief credit officer of Ableco Finance LLC are also being nominated to serve on the new Board.

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates payphones in 44 states and the District of Columbia.

                                       ###

In connection with the proposed transactions, Davel and PhoneTel intend to file, or have filed, relevant materials with the SEC, including the Registration Statement on Form S-4 filed on May 9, 2002 that contains a prospectus and join proxy statement. Because those documents contain important information, holders of Davel's common stock are urged to read them. The Registration Statement is available for free at the SEC's website, www.sec.gov. Information on how to obtain transaction-related documents for free from Davel is set forth in the Registration Statement.

Davel and its directors and executive officers and PhoneTel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel's common stock and/or PhoneTel's common stock in connection with the proposed transactions. On February 21, 2002 information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of Davel and PhoneTel. To Davel's knowledge, as of May 15, 2002, neither PhoneTel nor any of its executive officers held any share of Davel's common stock. Investors may obtain additional information regarding the interests of the participants by reading the final prospectus and joint proxy statement if and when it becomes available.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel, include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities;
(9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by Davel with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this release. Information on significant potential risks and uncertainties is set forth more fully in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and Registration Statement on Form S-4 filed with the SEC on May 9, 2002.

                          -- Financial Tables Follow --

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)
                        (In thousands, except share data)
--------------------------------------------------------------------------------

                                                                                            THREE MONTHS ENDED

                                                                                         March 31,        March 31,
REVENUES                                                                                   2002             2001
                                                                                     ---------------- -----------------
    Coin calls                                                                            $ 12,222           $ 15,574
    Non-coin calls                                                                           5,040              7,661

TOTAL REVENUES                                                                              17,262             23,235
                                                                                     ---------------- -----------------

COSTS AND EXPENSES
    Telephone charges                                                                        4,080              8,960
    Commissions                                                                              3,887              5,264
    Service, maintenance and network costs                                                   4,846              6,221
    Depreciation and amortization                                                            4,969              4,632
    Selling, general and administrative                                                      2,772              3,073
                                                                                     ---------------- -----------------

TOTAL OPERATING COSTS AND EXPENSES                                                          20,554             28,150
                                                                                     ---------------- -----------------

OPERATING LOSS                                                                              (3,292)            (4,915)

    Interest expense                                                                         4,553              7,813
    Other (income) expense                                                                      (4)              (100)
                                                                                     ---------------- -----------------
LOSS FROM OPERATIONS BEFORE INCOME TAXES
                                                                                            (7,841)           (12.628)

       Income tax benefit (expense)                                                             --                 --
                                                                                    ----------------  -----------------

NET LOSS                                                                                  $ (7,841)         $ (12.628)

BASIC AND DILUTED LOSS PER SHARE                                                                               $(1.13)
                                                                                            $(0.70)
                                                                                     ===============  =================

WEIGHTED AVERAGE SHARES OUTSTANDING                                                     11,169,440         11,169,540


                                    --MORE--

Davel Communications, Inc.
Page 6


                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                           SELECTED BALANCE SHEET DATA
                                 (In thousands)

--------------------------------------------------------------------------------

                                                                                   March 31, 2002      Dec. 31, 2001
                                                                                   --------------      -------------
                                                                                      (unaudited)          (audited)


Total current assets                                                                  $17,127             $17,719

Property and equipment                                                                 43,107              47,448

Location contracts, net                                                                 1,618               1,983

Other assets                                                                            1.549               1,175
                                                                                   --------------      -------------

Total assets                                                                          $63,401             $68,325
                                                                                   ==============      =============


Total current liabilities                                                             299,512             297,830

Long-term liabilities                                                                   1,536                 308

Stockholders' equity (deficit)                                                       (237,647)           (229,813)
                                                                                   --------------      -------------

Total liabilities and stockholders' equity (deficit)                                  $63,401             $68,325
                                                                                   ==============      =============



                                       ###